

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 31, 2016

Via U.S. Mail
Aibo Wen
Chief Executive Officer
Stallion Synergies, Inc.
244 Fifth Ave, Suite #H207
New York, NY 10001

> **Re: Stallion Synergies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **File No. 000-55407**

Dear Mr. Wen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm, page F-1

1. It appears the audit report from your independent registered public accounting firm does not cover the balance sheet as of December 31, 2014 and the results of operations, stockholders' deficit, and cash flows for the year ended December 31, 2015 and for the period from March 31, 2014 (Date of Inception) through December 31, 2014. Please advise your independent registered public accounting firm to revise their audit report in the first and third paragraphs to properly identify each of the financial statements covered by the report and opine on the full set of financial statements. Please refer to AU 508 and Rule 2-02 of Regulation S-X for further guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining